UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2013

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events

Effective June 5, 2013, the Board of Directors of Amira Nature Foods Ltd (the “Company”) appointed Shiv Surinder Kumar to the Company’s Board of Directors. Mr. Kumar was also appointed to the Audit Committee of the Board of Directors. The full text of the press release issued in connection with the appointment of Mr. Kumar to the Board of Directors is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits
99.1	Press Release, dated June 5, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2013

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer